File No. 812-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF
THE INVESTMENT COMPANY ACT OF 1940

_________________________________________
TIAA-CREF LIFE INSURANCE COMPANY

TIAA-CREF Life Separate Account VA-1
TIAA-CREF Life Separate Account VLI-1

730 Third Avenue
New York, New York  10017-3206
__________________________________________

Please Direct Any Communications, Notice and Order To:

Ken Reitz, Associate General Counsel
TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Boulevard
Charlotte, North Carolina  28262-8500

July 7, 2010

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________________________
In the Matter of:
TIAA-CREF LIFE INSURANCE COMPANY

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1

Investment Company Act of 1940
File No. 812-
______________________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

TIAA-CREF Life Insurance Company (“TC LIFE”), TIAA-CREF Life Separate Account VA-1 (“Separate Account VA-1”), and TIAA-CREF Life Separate Account VLI-1 (“Separate Account VLI-1”) (except for TC LIFE, each a “separate account” as defined in Section 2(a)(37) of the Investment Company Act of 1940, as amended (the “1940 Act”); the separate accounts are collectively referred to herein as the “Separate Accounts”) (all foregoing parties collectively referred to herein as the “Applicants’) submit this application (the “Application”) to request that the Securities and Exchange Commission (the “Commission”) issue an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of certain investment portfolios (the “Substituted Portfolios”) of the Credit Suisse Trust with shares of certain investment portfolios (the “Replacement Portfolios”) of The Prudential Series Fund and the Wanger Advisors Trust,

under certain variable life insurance policies and variable annuity contracts (the “Contracts”), each issued through a Separate Account, as follows:
Substituted Portfolios	Replacement Portfolios
Commodity Return Strategy Portfolio of the Credit Suisse Trust	Class II Shares of the Natural Resources Portfolio of The Prudential Series Fund
U.S. Equity Flex I Portfolio of the Credit Suisse Trust	Wanger USA Fund of the Wanger Advisors Trust
International Equity Flex III Portfolio of the Credit Suisse Trust	Wanger International Fund of the Wanger Advisors Trust

The foregoing transactions shall be each referred to as a “Substitution,” and collectively referred to as the “Substitutions.”
I.	DESCRIPTION OF THE COMPANY, THE SEPARATE ACCOUNTS, AND THE CONTRACTS
A.	TC LIFE
TC LIFE is a stock life insurance company organized under the laws of the State of New York on November 20, 1996.  TC LIFE’s executive office mailing address is 730 Third Avenue, New York, New York 10017.
All of the stock of TC LIFE is held by Teachers Insurance and Annuity Association of America (“TIAA”).  TIAA is a stock life insurance company, organized under the laws of the State of New York.  It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching.  TIAA is the companion organization of the College Retirement Equities Fund (“CREF”), the first company in the United States to issue a variable annuity.  CREF is a nonprofit membership corporation established in the State of New York in 1952.  Together, TIAA and CREF, serving approximately 3.6 million people, form the principal retirement system for the nation’s education and research communities and one of the largest retirement systems in the world, based on assets under management.

    For purposes of the 1940 Act, TC LIFE is the depositor and sponsor of Separate Account VA-1 and Separate Account VLI-1 as those terms have been interpreted by the Commission with respect to variable annuity and variable life insurance separate accounts.
B.	Separate Account VA-1 and Contracts Issued Through Separate Account VA-1
TC LIFE established Separate Account VA-1 under New York state law on July 27, 1998.  Separate Account VA-1 meets the definition of a “separate account” under the federal securities laws and is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-08963).1  The assets of Separate Account VA-1 support Contracts (the “Separate Account VA-1 Contracts”) that offer the Substituted Portfolios and the Replacement Portfolios as investment options, and interests in Separate Account VA-1 offered through such Contracts have been registered under the Securities Act of 1933 Act (the “1933 Act”) on Form N-4 (File No. 333-145064).  The subaccounts investing in the Substituted Portfolios were closed to additional purchase payments and transfers of contract value on April 12, 2010.
TC LIFE is the legal owner of the assets in Separate Account VA-1.  The assets of Separate Account VA-1 equal to the reserves and contract liabilities of Separate Account VA-1 are not charged with liabilities that arise from any other business TC LIFE may conduct.  Separate Account VA-1 is segmented into subaccounts.  All income, gains and losses, whether or not realized, of a subaccount are credited to or charged against that subaccount without regard to other income, gains or losses of TC LIFE.

1  Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

The terms and conditions, including charges and expenses, applicable to the Separate Account VA-1 Contracts are described in the registration statement relating to such Contracts.  Pursuant to the Separate Account VA-1 Contracts, TC LIFE reserves the right to substitute shares of one portfolio for shares of another.  The following Contract provision that appears in the Separate Account VA-1 Contracts reserves this right to substitute:
Change or Substitution of Funds
We may, as permitted by applicable law, change or substitute the funds whose shares are held by the investment accounts. Any such changes will be effected only after obtaining the approval of the New York Insurance Department.

In the prospectus for the Separate Account VA-1 Contracts, TC LIFE also reserves the right to substitute shares of one portfolio for shares of another.  The following is the prospectus disclosure reserving this right to substitute that appears in the prospectus for the Separate Account VA-1 Contracts:
Changes to the Separate Account
Where permitted by applicable law, we reserve the right to take certain actions that we deem necessary to serve your best interests and appropriate to carry out the purposes of this Contract. When required by law, we will obtain approval by you, the Securities and Exchange Commission, and/or any appropriate regulatory authority. The actions that we may take include:…substituting, for the Portfolio shares held in any Investment Account, the shares of another class issued by the Portfolio, or the shares of another investment company or any other investment permitted by law….

The terms of the Separate Account VA-1 Contracts and the prospectus for the Separate Account VA-1 Contracts also permit Contract owners to transfer contract value among the subaccounts.  TC LIFE does not assess a transfer charge or limit the number of transfers permitted per year, although TC LIFE does have in place market timing policies and procedures that may operate to limit transfers.

C.	Separate Account VLI-1 and Contracts Issued Through Separate Account VLI-1
TC LIFE established Separate Account VLI-1 under New York state law on May 23, 2001.  Separate Account VLI-1 meets the definition of a “separate account” under the federal securities laws and is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-10393).  The assets of Separate Account VLI-1 support Contracts (the “Separate Account VLI-1 Contracts”) that offer the Substituted Portfolios and the Replacement Portfolios as investment options, and interests in Separate Account VLI-1 offered through such Contracts have been registered under the 1933 Act on Form N-6 (File Nos. 333-128699 and 333-151910).  The subaccounts investing in the Substituted Portfolios were closed to additional purchase payments and transfers of contract value on April 12, 2010.
TC LIFE is the legal owner of the assets in Separate Account VLI-1.  Assets equal to the reserves and contract liabilities of Separate Account VLI-1 are not charged with liabilities that arise from any other business TC LIFE may conduct.  Separate Account VLI-1 is segmented into subaccounts.  All income, gains and losses, whether or not realized, of a subaccount are credited to or charged against that subaccount without regard to other income, gains or losses of TC LIFE.
The terms and conditions, including charges and expenses, applicable to the Separate Account VLI-1 Contracts are described in the registration statements relating to such Contracts.  Pursuant to the Separate Account VLI-1 Contracts, TC LIFE reserves the right to substitute shares of one portfolio for shares of another.  The following Contract provision that appears in the Separate Account VLI-1 Contracts reserves this right to substitute:

About the separate account
If we believe it is in your best interests and it is appropriate for the purposes of this policy, we can take certain actions. We will give you notice if it is needed, and we will get approval from you, the SEC or any other regulatory authority when needed by law. Here is what we can do:….substitute a portfolio’s shares held in an investment account with another class of shares issued by the portfolio, or with shares of another investment company or any other investment allowed by law….

In the prospectuses for the Separate Account VLI-1 Contracts, TC LIFE also reserves the right to substitute shares of one portfolio for shares of another.  The following is the prospectus disclosure reserving this right to substitute that appears in each prospectus for the Separate Account VLI-1 Contracts:
Changes to the Separate Account
Where permitted by applicable law, we reserve the right to take certain actions that we deem necessary to serve your best interests and appropriate to carry out the purposes of this Policy. When required by law, we will obtain approval by you, the SEC, and/or any appropriate regulatory authority. The actions that we may take include:…substituting, for the Portfolio shares held in any Investment Account, the shares of another class issued by the Portfolio, or the shares of another investment company or series thereof or any other investment permitted by law….

The terms of the Separate Account VLI-1 Contracts and the prospectuses for the Separate Account VLI-1 Contracts also permit Contract owners to transfer contract value among the subaccounts.  TC LIFE currently does not assess a transfer charge or limit the number of transfers permitted per year, although TC LIFE does reserve the right to deduct a $25 charge for the thirteenth and each additional transfer during a policy year.  Transfers due to dollar cost averaging, automatic account rebalancing, loans, changes in a subaccount’s investment policy, or the initial reallocation from a money market subaccount do not count as transfers for the purpose of assessing the transfer charge.  Contract owners also must transfer at least $250, or the total value in the allocation option being transferred, if less.  TC LIFE also has in place market timing policies and procedures that may operate to limit transfers.  TC LIFE also imposes restrictions on transfers from the fixed account, where such transfers in any policy year cannot exceed the greater of:  (a) 25% of the current balance in the fixed account; or (b) the amount transferred from the fixed account in the immediately preceding policy year.
D.	Distribution of the Contracts
Teachers Personal Investors Services, Inc. (“TPIS”) serves as principal underwriter for the Contracts.  TPIS is a subsidiary of TIAA, is registered as a broker-dealer under the Securities Exchange Act of 1934 (the “1934 Act”), and is a member of the Financial Industry Regulatory Authority, Inc.  TPIS may enter into selling agreements with other broker-dealers registered under the 1934 Act whose representatives are authorized by applicable law to sell the Contracts.  The principal business address of TPIS is 730 Third Avenue, New York, New York 10017-3206.
II.	THE PORTFOLIOS
A.	Credit Suisse Trust
Credit Suisse Trust was organized on March 15, 1995 under the laws of the Commonwealth of Massachusetts as a Massachusetts business trust.  It is registered under the 1940 Act as a diversified, open-end management investment company (File No. 811-07261).  Credit Suisse Trust currently consists of three portfolios, all of which - the Commodity Return Strategy Portfolio, the U.S. Equity Flex I Portfolio, and the International Equity Flex III Portfolio – would be involved in the proposed Substitutions.  The Credit Suisse Trust issues a separate series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-58125).

Credit Suisse Asset Management, LLC (“Credit Suisse Management”) serves as the investment adviser to each portfolio of the Credit Suisse Trust.  Credit Suisse Management receives an investment management fee from each portfolio it manages.  Credit Suisse Management is a registered investment adviser, and its principal business address is 11 Madison Avenue, New York, New York 10010.  (The current prospectuses for the Commodity Return Strategy, U.S. Equity Flex I, and International Equity Flex III portfolios will be provided on request.)
B.	The Prudential Series Fund
The Prudential Series Fund, Inc. was incorporated under Maryland law on November 15, 1982.  The Prudential Series Fund, Inc. was reorganized into The Prudential Series Fund as of January 2, 2006.  The Prudential Series Fund was organized as a Delaware statutory trust under Delaware law on September 9, 2005.  The Prudential Series Fund is registered under the 1940 Act as an open-end management investment company (File No. 811-03623).  The Prudential Series Fund currently consists of 19 separate portfolios, one of which – the Natural Resources Portfolio – would be involved in the proposed Substitutions.  The Prudential Series Fund issues a separate series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 2-80896).
Prudential Investments LLC (“P.I.”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the investment adviser to each portfolio of The Prudential Series Fund and receives an investment management fee from each portfolio it manages.  P.I. is a registered investment adviser, and its principal business address is Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102.  Jennison Associates LLC (“Jennison”) is the subadviser for the Natural Resources Portfolio and is an indirect, wholly-owned subsidiary of Prudential

Financial, Inc.  Jennison is a registered investment adviser, and its principal business address is 466 Lexington Avenue, New York, New York 10017.  (The current prospectus for the Natural Resources Portfolio will be provided on request.)
Prudential Mutual Fund Management, Inc. (“PMFM”), the former investment adviser to funds sponsored by Prudential Financial, Inc. and its affiliates, obtained an order from the Commission pursuant to Section 6(c) of the 1940 Act exempting it from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, with respect to subadvisory agreements (the “Manager of Managers Order”).2  The Manager of Managers Order applies not only to the specific applicants but also to any future open-end management investment company advised by PMFM or a person controlling, controlled by, or under common control with PMFM, provided that such investment company operates in substantially the same manner as the applicant investment company and complies with the condition of the Manager of Managers Order.    More particularly, the Manager of Managers Order permits P.I. to enter into and materially amend investment subadvisory agreements with respect to The Prudential Series Fund without obtaining shareholder approval.  The relief granted in the Manager of Managers Order extends to the Natural Resources Portfolio.  The prospectus and/or statement of additional information for the Natural Resources Portfolio contains disclosure: (1) describing the existence, substance, and effect of the Manager of Managers Order; (2) holding the Natural Resources Portfolio out to the public as employing the management structure described in the application for the Manager of Managers Order; and (3) explaining that the Natural Resources Portfolio’s investment adviser has the ultimate responsibility to oversee the subadviser and recommend its hiring, termination,

2  The Target Portfolio Trust and Prudential Mutual Fund Management, Inc., 1940 Act Rel. No. 22215 (Sept. 11, 1996) (Order), File No. 812-10208.

and replacement.  A prospectus for the Natural Resources Portfolio has been or will be provided to each Contract owner prior to or at the time of the Substitutions, and the statement of additional information is available upon request.
C.	Wanger Advisors Trust
    The Wanger Advisors Trust was organized as a Massachusetts business trust on August 30, 1994.  It is registered under the 1940 Act as a diversified, open-end management investment company within the Columbia Funds Family (File No. 811-08748).  The Wanger Advisors Trust currently consists of four portfolios, two of which – the Wanger USA Portfolio and the Wanger International Portfolio – would be involved in the proposed Substitutions.  The Wanger Advisors Trust issues a separate series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-83548).
Columbia Wanger Asset Management, L.P. (“CWAM”) serves as the investment adviser to each portfolio of the Wanger Advisors Trust.  CWAM receives an investment management fee from each portfolio it manages.  CWAM is a registered investment adviser, and its principal business address is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.  (The current prospectus for the Wanger USA Portfolio and the Wanger International Portfolio will be provided on request.)
D.	Investment Objectives
The following charts set out the investment objectives of each Substituted Portfolio and its corresponding Replacement Portfolio, as stated in their respective prospectuses.
SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust Commodity Return Strategy Portfolio Investment Objective Seeks total return.	Prudential Series Fund Natural Resources Portfolio (Class II Shares) Investment Objective Seeks long-term growth of capital.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust U.S. Equity Flex I Portfolio Investment Objective Seeks capital growth.	Wanger Advisors Trust Wanger USA Fund Investment Objective Seeks long-term capital appreciation.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust International Equity Flex III Portfolio Investment Objective Seeks capital appreciation.	Wanger Advisors Trust Wanger International Fund Investment Objective Seeks long-term capital appreciation.

E.	Principal Investment Strategies
The following charts set out the principal investment strategies of each Substituted Portfolio and its corresponding Replacement Portfolio, as stated in their respective prospectuses and/or Statements of Additional Information (“SAI”).
SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust Commodity Return Strategy Portfolio
Principal Investment Strategies
The Portfolio is designed to achieve positive total return relative to the performance of the Dow Jones-UBS Commodity Index Total Return (“DJ-UBS Index”).  The Portfolio intends to invest its assets in a combination of commodity-linked derivative instruments and fixed income securities.  The Portfolio gains exposure to commodities markets by investing in structured notes whose principal and/or coupon payments are linked to the DJ-UBS Index and swap agreements on the DJ-UBS Index.

The Portfolio may invest up to 25% of its total assets in a wholly owned subsidiary of the Portfolio formed in the Cayman Islands (the “Subsidiary”), which has the same

Prudential Series Fund Natural Resources Portfolio (Class II Shares)
Principal Investment Strategies
The Portfolio normally invests at least 80% of its net assets (plus any borrowings made for investment purposes) in common stocks and convertible securities of natural resource companies and securities that are related to the market value of some natural resource.

Natural resource companies are companies that primarily own, explore, mine, process or otherwise develop natural resources, or supply goods and services to such companies.  Natural resources generally include agricultural commodities, precious metals, such as gold, silver and platinum, ferrous and nonferrous metals, such as iron, aluminum and copper, strategic metals such as uranium and titanium, hydrocarbons such as coal and

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO

investment objective as the Portfolio and has a strategy of investing in commodity-linked swap agreements and other commodity-linked derivative instruments, futures contracts on individual commodities, or a subset of commodities and options on commodities.

The Portfolio invests in a portfolio fixed income securities normally having an average duration of one year or less, and emphasizes investment-grade fixed income securities.  The Portfolio may invest without limit in U.S. dollar-denominated foreign securities and may invest up to 30% of its assets in non-U.S. dollar-denominated securities.

oil, timberland and undeveloped real property.

The Portfolio seeks securities with an attractive combination of valuation versus peers, organic reserve and production growth, and competitive unit cost structure.

Up to 50% of the Portfolio’s total assets may be invested in foreign equity and equity-related securities.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust U.S. Equity Flex I Portfolio
Principal Investment Strategies
The Portfolio normally invests at least 80% of its net assets in equity securities of U.S. companies.  The Portfolio seeks to outperform the Russell 3000® Index, which is designed to measure the performance of the largest 3000 U.S. companies representing approximately 98% of the investable U.S. equity market.

The Portfolio may invest in equity securities of large, medium and small capitalization companies.  The Portfolio generally will (i) purchase securities, either directly or through derivatives, in an amount up to approximately 130% of its net assets and (ii) sell securities short (i.e., sell borrowed securities with the intention of repurchasing them for a profit on the expectation that the market price will drop), either directly or through derivatives, in an amount up to approximately 30% of its net assets.

The Portfolio uses proprietary models designed to: (i) forecast the expected relative

Wanger Advisors Trust Wanger USA Fund
Principal Investment Strategies
Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. companies.

Normally, the Fund invests a majority of its net assets in the common stock of small- and mid-sized companies with market capitalizations under $5 billion at the time of investment.  However, if the Fund’s investments in such companies represent less than a majority of its net assets, the Fund may continue to hold and to make additional investments in an existing company in its portfolio even if that company’s capitalization has grown to exceed $5 billion.

Except as noted above, under normal circumstances, the Fund may invest in other companies with market capitalizations above $5 billion, provided that immediately after that investment a majority of its net assets would be invested in companies with market capitalizations under $5 billion.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO

return of stocks by analyzing a number of fundamental factors, including a company’s relative valuation, use of capital, management’s approach to financial reporting, profitability, realized and expected growth potential and level and trend of earnings and share price; (ii) identify stocks that are likely to suffer declines in price if market conditions deteriorate and either limit the Portfolio’s overall long exposure or increase the Portfolio’s overall short exposure to such low quality stocks; and (iii) help determine the Portfolio’s relative exposure to different industry sectors by analyzing sector performance under different market scenarios.

The Portfolio maintains investment attributes that are similar to those of the basket of securities included in the Russell 3000® Index and intends to limits its divergence from that index in terms of market, industry and sector exposures.

The Portfolio may engage in active and frequent trading, resulting in high portfolio turnover.

Columbia Wanger Asset Management, LLC, the Fund’s investment advisor (the “Advisor”), believes that stocks of companies with market capitalizations under $5 billion, which generally are not well known by financial analysts as larger companies, may offer higher return potential than stocks of larger companies.

The Advisor typically seeks companies with: (i) a strong business franchise that offers growth potential; (ii) products and services that give the company a competitive advantage; and (iii) a stock price the Advisor believes is reasonable relative to the assets and earning power of the company.

The Advisor may sell a portfolio holding if the security reaches the Advisor’s price target, if the company has a deterioration of fundamentals (such as failing to meet key operating benchmarks), or if the Advisor believes other securities are more attractive.

In addition, the Advisor may sell a portfolio holding to fund redemptions.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust International Equity Flex III Portfolio
Principal Investment Strategies
The Portfolio normally invests at least 80% of its net assets in equity securities of foreign companies and derivatives providing exposure to equity securities of foreign companies.

The Portfolio seeks to out perform the MSCI EAFE Index.  The MSCI EAFE Index is designed to measure the performance of equities in developed markets outside North America, which include Europe, Australasia

Wanger Advisors Trust Wanger International Fund
Principal Investment Strategies
Under normal circumstances, the Fund invests at least 65% of its net assets in foreign companies in developed markets (e.g., Japan, Canada and the United Kingdom) and in emerging markets (e.g., China, India and Brazil).

Normally, the Fund invests a majority of its net assets in the common stock of small- and mid-sized companies with market capitalizations under $5 billion at the time of

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO

(Australia and New Zealand) and the Far East.
The Portfolio generally will (i) purchase securities either
directly or through derivatives, in an amount up to approximately 130% of its net assets and (ii) sell securities short (i.e., sell borrowed securities with the intention of repurchasing them for a profit on the expectation that the market price will drop), either directly or through derivatives, in an amount up to approximately 30% of its net assets.

The Portfolio may invest in equity securities without regard to market capitalization.

The Portfolio uses proprietary models designed to: (i) forecast the expected relative return of stocks by analyzing a number of fundamental factors, including a company’s relative valuation, use of capital, management’s approach to financial reporting, profitability, realized and expected growth potential and level and trend of earnings and share price; (ii) identify stocks that are likely to suffer declines in price if market conditions deteriorate and either limit the Portfolio’s overall long exposure or increase the Portfolio’s overall short exposure to such low quality stocks; and (iii) help determine the Portfolio’s relative exposure to different industry sectors by analyzing sector performance under different market scenarios.

The Portfolio maintains investment attributes that are similar to the basket of securities included in the MSCI EAFE Index and intends to limit divergence from that index in terms of market, industry and sector exposures.

The Portfolio may engage in active and frequent trading, resulting in high portfolio turnover.

investment.  However, if the Fund’s investments in such companies represent less than a majority of its net assets, the Fund may continue to hold and to make additional investments in an existing company in its portfolio even if that company’s capitalization has grown to exceed $5 billion.

Except as noted above, under normal circumstances, the Fund may invest in other companies with market capitalizations above $5 billion, provided that immediately after that investment a majority of its net assets would be invested in companies with market capitalizations under $5 billion.

Columbia Wanger Asset Management, LLC, the Fund’s investment advisor (the “Advisor”), believes that stocks of companies with market capitalizations under $5 billion, which generally are not well known by financial analysts as larger companies, may offer higher return potential than stocks of larger companies.

The Advisor typically seeks companies with: (i) a strong business franchise that offers growth potential; (ii) products and services that give the company a competitive advantage; and (iii) a stock price the Advisor believes is reasonable relative to the assets and earning power of the company.

The Advisor may sell a portfolio holding if the security reaches the Advisor’s price target, if the company has a deterioration of fundamentals (such as failing to meet key operating benchmarks), or if the Advisor believes other securities are more attractive.
In addition, the Advisor may sell a portfolio holding to fund redemptions.

F.	Principal Investment Risks
The following sets out the principal investment risks of each Substituted Portfolio and its corresponding Replacement Portfolio, as stated in their respective prospectuses and/or SAIs.
1.	Commodity Return Strategy Portfolio of the Credit Suisse Trust
The Commodity Return Strategy Portfolio is subject to the following principal investment risks:
Commodity Risk. The Portfolio’s investment in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional securities, particularly if the instruments involve leverage.  The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political, and regulatory developments.  Use of leveraged commodity-linked derivatives creates an opportunity for increased return but, at the same time, creates the possibility for greater loss (including the likelihood of greater volatility of the portfolio’s net asset value), and there can be no assurance that the portfolio’s use of leverage will be successful.
Correlation Risk.  Changes in the value of a hedging instrument may not match those of the investment being hedged.  In addition, commodity-linked structured notes may be structured in a way that results in the portfolio’s performance diverging from the DJ-UBS Index, perhaps materially.  For example, a note can be structured to limit the loss or the gain on the investment, which would result in the portfolio not participating in declines or increases in the DJ-UBS Index that exceed the limits.

Credit Risk.  The issuer of a security or the counterparty to a contract, including derivatives contracts, may default or otherwise become unable to honor a financial obligation.
Derivatives Risk. Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate, or index.  The Portfolio typically uses derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk.  The Portfolio may also use derivatives for leverage.  The Portfolio’s use of derivative instruments, particularly commodity-linked derivatives, involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.  Derivatives are subject to a number or risks, such as commodity risk, correlation risk, liquidity risk, interest-rate risk, market risk, and credit risk.  Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the portfolio will engage in these transactions to reduce exposure to other risks that would be beneficial.
Exposure Risk. There is a risk associated with investments (such as derivatives) or practices (such as short selling) that increase the amount of money the portfolio could gain or lose on an investment.  Exposure risk could multiply losses generated by a derivative or practice used for hedging purposes.  Such losses should be substantially offset by gains on the hedged investment.  However, while hedging can reduce or eliminate losses, it can also reduce or eliminate gains.  To the extent that a derivative or practice is not used as a hedge, the Portfolio is directly exposed to its risks.  Gains or losses from speculative positions in a derivative may be much greater than the derivative’s original cost.  For example, potential losses from writing uncovered call options and from speculative short sales are unlimited.

Extension Risk.  An unexpected rise in interest rates may extend the life of a fixed income security beyond the expected payment time, typically reducing the security’s value.
Focus Risk.  The Portfolio will be exposed to the performance of commodities in the DJ-UBS Index, which may from time to time have a small number of commodity sectors (e.g., energy, metals or agricultural) representing a large portion of the index.  As a result, the Portfolio may be subject to greater volatility than if the index were more broadly diversified among commodity sectors.
Foreign Securities Risk. A portfolio that invests outside the United States carries additional risks.  Fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment.  Adverse changes in exchange rates may erode or reverse any gains produced by foreign-currency denominated investments and may widen any losses.  Although the Portfolio may seek to reduce currency risk by hedging part or all of its exposure to various foreign currencies, it is not required to do so.  Key information about an issuer, security, or market may be inaccurate or unavailable.  Moreover, foreign governments may expropriate assets, impose capital or currency controls, impose punitive taxes, or nationalize a company or industry.  Any of these actions could have a severe effect on security prices and impair the Portfolio’s ability to bring its capital or income back to the U.S.  Other political risks include: economic policy changes, social and political instability, military action and war.
Interest Rate Risk. Changes in interest rates may cause a decline in the market value of an investment.  With bonds and other fixed-income securities, a rise in interest rates typically causes a fall in values, while a fall in interest rates typically causes a risk in values.
Liquidity Risk. Certain portfolio securities, such as commodity-linked notes and swaps, may be difficult or impossible to sell at the time and the price that the Portfolio would like.  The

Portfolio may have to lower the price, sell other securities instead, or forgo an investment opportunity.  Any of these could have a negative effect on portfolio management or performance.
Market Risk. The market value of a security may fluctuate, sometimes rapidly and unpredictably.  These fluctuations, which are often referred to as “volatility,” may cause a security to be worth less than it was worth at an earlier time.  Market risk may affect a single issuer, industry, commodity, sector of the economy, or the market as a whole.  Market risk is common to most investments, including: stocks, bonds and commodities, and the mutual funds that invest in them.
Non-diversified Status. The Portfolio is considered a non-diversified investment company under the 1940 Act and is permitted to invest a greater proportion of its assets in the securities of a smaller number of issuers.  As a result, the portfolio may be subject to greater volatility with respect to its portfolio securities than a fund that is diversified.
Subsidiary Risk. By investing in the Credit Suisse Cayman Commodity Fund II, Ltd.(the “Subsidiary”), the Portfolio is indirectly exposed to the risks associated with the Subsidiary’s investments.  The derivatives and other investments held by the Subsidiary are generally similar to those that are permitted to be held by the Portfolio and are subject to the same risks that apply to similar investments if held directly by the Portfolio.  There can be no assurance that the investment objective of the Subsidiary will be achieved.  The Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act.  However, the Portfolio wholly owns and controls the Subsidiary, and the Portfolio and the Subsidiary are both managed by Credit Suisse Asset Management, LLC, making it unlikely that the Subsidiary will take action contrary to the risks of the Portfolio and its shareholders.  Changes in the laws of the

United States and/or the Cayman Islands could result in the inability of the Portfolio and/or the Subsidiary to operate as it does currently and could adversely affect the Portfolio.
Tax Risk.  Any income the Portfolio derives from direct investments in commodity-linked swaps or certain other commodity-linked derivatives must be limited to a maximum of 10% of the portfolio’s gross income in order for the portfolio to maintain its pass through tax status.  The Portfolio has obtained a private letter ruling from the Internal Revenue Service (the “IRS”) confirming that the income produced by certain types of structured notes constitutes “qualifying income” under the Internal Revenue Code.  In addition, the IRS has issued a private letter ruling to the Portfolio confirming that income derived from the Portfolio’s investment in its Subsidiary will also constitute qualifying income to the Portfolio.  Based on such rulings, the Portfolio seeks to gain exposure to the commodity markets primarily through investments in commodity index-linked notes and, through investments in the Subsidiary, commodity-linked swaps and commodity futures.
2.	Natural Resources Portfolio (Class II Shares) of The Prudential Series Fund
The Natural Resources Portfolio is subject to the following principal investment risks:
Derivatives Risk. The use of derivatives involves a variety of risks.  There is a risk that the counterparty on a derivative transaction will be unable to honor its financial obligation to the Portfolio.  Certain derivatives and related trading strategies create debt obligations similar to borrowings and, therefore, create leverage which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested.  Certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like or at the price that the seller believes the derivative is currently worth.  Privately negotiated derivatives may be difficult to terminate or otherwise offset.  Derivatives used for hedging may reduce losses but also reduce or eliminate gains and cause losses if the market moves in a manner different from that anticipated by the Portfolio.  Furthermore, commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.
Equity Securities Risk.  There is a risk that the value or price of a particular stock or other equity or equity-related security owned by the Portfolio could go down.  In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which the Portfolio invests could go down.
Expense Risk.  The actual cost of investing in the Portfolio may be higher than the expenses shown in the Annual Portfolio Operating Expenses.
Foreign Investment Risk.  Investment in foreign securities generally involves more risk than investing in securities of U.S. issuers.  Changes in currency exchange rates may affect the value of foreign securities held by the Portfolio.  Securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets.  Moreover, foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S., and are subject to differing custody and settlement practices.  Foreign financial reporting standards usually differ from those in the U.S., and foreign exchanges are smaller and less liquid than the U.S. market.  Political developments may adversely affect the value of a Portfolio’s foreign securities, and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.
Industry/sector Risk.  A portfolio that invests in a single market sector or industry can accumulate larger positions in a single issuer or an industry sector.  As a result, the Portfolio’s performance may be tied more directly to the success or failure of a small group of portfolio holdings.

Liquidity and Valuation Risk. From time to time, the Portfolio may hold one ore more securities for which there are no or few buyers and sellers or which are subject to limitations on transfer.  The Portfolio also may have difficulty disposing of those securities at the values determined by the Portfolio for the purpose of determining the Portfolio’s net asset value, especially during periods of significant net redemptions of Portfolio shares.
Market and Management Risk.  Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably.  All decisions by an adviser require judgment and are based on imperfect information.  Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.
Non-diversification Risk.  As a non-diversified portfolio, the Portfolio may hold larger position sin single issuers than a diversified fund.  Because the Portfolio is not required to meet diversification requirements that are applicable to some funds, there is an increased risk that the Portfolio may be adversely affected by the performance of relatively few securities or the securities of a single issuer.
3.	U.S. Equity Flex I Portfolio of the Credit Suisse Trust
The U.S. Equity Flex I Portfolio is subject to the following principal investment risks:
Active Trading Risk.  Active and frequent trading increases transaction costs, which could detract from the Portfolio's performance.
Derivatives Risk.  Derivatives, such as options, forwards, futures and swap agreements, are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The Portfolio typically uses derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate risk. The Portfolio may also use derivatives for leverage. The Portfolio's use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to correlation risk, liquidity risk, interest rate risk, market risk and credit risk. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the portfolio will engage in these transactions to reduce exposure to other risks when that would be beneficial.
Leveraging Risk. When the Portfolio uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a "when-issued" basis or purchasing derivative instruments in an effort to increase its returns, the Portfolio has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Portfolio. The net asset value of the Portfolio when employing leverage will be more volatile and sensitive to market movements. Leverage may involve the creation of a liability that requires the portfolio to pay interest.
Market Risk.  The market value of a security may fluctuate, sometimes rapidly and unpredictably.  These fluctuations, which are often referred to as “volatility,” may cause a security to be worth less than it was worth at an earlier time.  Market risk may affect a single issuer, industry, commodity, sector of the economy, or the market as a whole.  Market risk is common to most investments, including: stocks, bonds and commodities, and the mutual funds that invest in them.
Model Risk.  The Portfolio bears the risk that the proprietary quantitative models used by the Portfolio managers will not be successful in identifying securities that will help the Portfolio achieve its investment objective, causing the Portfolio to underperform its benchmark or other funds with a similar investment objective.
Short Sales Risk. Short sales expose the Portfolio to the risk that it will be required to cover its short position at a time when the securities have appreciated in value, thus resulting in a loss to the Portfolio. The Portfolio's loss on a short sale could theoretically be unlimited in a case where the Portfolio is unable, for whatever reason, to close out its short position. Short sales also involve transaction and other costs that will reduce potential gains and increase potential portfolio losses. The use by the Portfolio of short sales in combination with long positions in its portfolio in an attempt to improve performance may not be successful and may result in greater losses or lower positive returns than if the Portfolio held only long positions. It is possible that the Portfolio's long equity positions will decline in value at the same time that the value of the securities it has sold short increases, thereby increasing potential losses to the Portfolio. In addition, the Portfolio's short selling strategies may limit its ability to fully benefit from increases in the equity markets. Short selling also involves a form of financial leverage that may exaggerate any losses realized by the Portfolio. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Portfolio.
Small Companies.  Small companies may have less-experienced management, limited product lines, unproven track records or inadequate capital reserves.  Their securities may carry  increased market liquidity and other risks.  Key information about the company may be inaccurate or unavailable.

4.	Wanger USA Fund of the Wanger Advisors Trust
The Wanger USA Fund is subject to the following principal investment risks:
Investment Strategy Risk. The Advisor uses the principal investment strategies and other investment strategies to seek to achieve the Fund’s investment objective.  Investment decisions made by the Advisor in using these strategies may not produce the returns expected by the Advisor, may cause the Fund’s shares to lose value, or may cause the Fund to under perform other funds with similar investment objectives.
Market Risk.  Market risk refers to the possibility that the market values of securities that the Fund holds will rise or fall, sometimes rapidly or unpredictably.  Security values may fall because of factors affecting individual companies, industries, or sectors, or the markets as a whole, reducing the value of an investment in the Fund.  Accordingly, an investment in the Fund could lose money over short or even long periods.  The market values of the securities the Fund holds also can be affected by changes or perceived changes in U.S. or foreign economies and financial markets, and the liquidity of these securities, among other factors.  In general, equity securities tend to have greater price volatility than debt securities.
Smaller Company Securities Risk.  Securities of small- or mid-capitalization companies (“smaller companies”) can, in certain circumstances, have a higher potential for gains than securities of large-capitalization companies but may also have more risk. For example, smaller companies may be more vulnerable to market downturns and adverse business or economic events than larger, more established companies because they may have more limited financial resources and business operations. These companies are also more likely than larger companies to have more limited product lines and operating histories and to depend on smaller management teams. Their securities may trade less frequently and in smaller volumes and may be less liquid and fluctuate more sharply in value than securities of larger companies. In cases where the Fund takes significant positions in smaller companies with limited trading volumes, the liquidation of those positions, particularly in a distressed market, could be prolonged and result in investment losses. In addition, some smaller companies may not be widely followed by the investment community, which can lower the demand for their stocks.
Sector Risk.  At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in the same industry or in a closely related group of industries within an economic sector.  Companies in the same industry or sector may be similarly affected by economic or market events, making the Fund more vulnerable to unfavorable developments in an industry or sector than funds that invest more broadly.
5.	International Equity Flex III Portfolio of the Credit Suisse Trust
The International Equity Flex III Portfolio is subject to the following principal investment risks:
Active Trading Risk.  Active and frequent trading increases transaction costs, which could detract from the Portfolio's performance.
Derivatives Risk.  Derivatives such as options, forwards, futures, and swap agreements are financial contracts whose value depends on, or is derived from, the underlying asset, reference rate, or index.  The Portfolio typically  uses derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate risks.  The Portfolio may also use derivatives for leverage.  The Portfolio’s use of derivative instruments involves risk different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.

Derivatives are subject to the following risks:  correlation risk, liquidity risk, interest-rate risk, market risk, and credit risk.  Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Portfolio will engage in these transactions to reduce exposure to other risk when that would be beneficial.
Foreign Securities Risk.  A portfolio that invests outside the United States carries additional risks.  Fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment.  Adverse changes in exchange rates may erode or reverse any gains produced by foreign-currency denominated investments and may widen any losses.  Although the Portfolio may seek to reduce currency risk by hedging part or all of its exposure to various foreign currencies, it is not required to do so.  Key information about an issuer, security, or market may be inaccurate or unavailable.  Moreover, foreign governments may expropriate assets, impose capital or currency controls, impose punitive taxes, or nationalize a company or industry.  Any of these actions could have a severe effect on security prices and impair the Portfolio’s ability to bring its capital or income back to the U.S.  Other political risks include: economic policy changes, social and political instability, military action and war.
Leveraging Risk.  When the Portfolio uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a “when-issued” basis or purchasing derivative instruments in an effort to increase its returns, the Portfolio has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Portfolio. The net asset value of the Portfolio when employing leverage will be more volatile and sensitive to market movements. Leverage may involve the creation of a liability that requires the Portfolio to pay interest.

Market Risk.  The market value of a security may fluctuate, sometimes rapidly and unpredictably.  These fluctuations, which are often referred to as “volatility,” may cause a security to be worth less than it was worth at an earlier time.  Market risk may affect a single issuer, industry, commodity, sector of the economy, or the market as a whole.  Market risk is common to most investments, including: stocks, bonds and commodities, and the mutual funds that invest in them.
Model Risk. The Portfolio bears the risk that the proprietary quantitative models used by the Portfolio managers will not be successful in identifying securities that will help the Portfolio achieve its investment objective, causing the Portfolio to underperform its benchmark or other funds with a similar investment objective.
Short Sales Risk. Short sales expose the Portfolio to the risk that it will be required to cover its short position at a time when the securities have appreciated in value, thus resulting in a loss to the portfolio.  The Portfolio’s loss on a short sale could theoretically be unlimited in a case where the Portfolio is unable, for whatever reason, to close out its short position.  Short sales also involve transaction and other costs that will reduce potential gains and increase potential portfolio losses.  The Portfolio’s use of short sales in combination with long positions may not be successful and may result in greater losses or lower positive returns than if the Portfolio held only long positions.  It is possible that the Portfolio’s long equity positions will decline in value at the same time that the value of the securities it has sold short increases, thereby increases potential losses to the Portfolio.  In addition, the Portfolio’s short selling strategies may limit its ability to fully benefit from increases in the equity markets.  Short selling also involves a form of financial leverage that may exaggerate any losses realized by the

Portfolio.  Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing loss to the Portfolio.
Small Companies.  Small companies may have less-experienced management, limited product lines, unproven track records, or inadequate capital reserves.  Their securities may carry  increased market liquidity and other risks.  Key information about the company may be inaccurate or unavailable.
Emerging Markets Risk.  Investing in emerging (less developed) markets involves higher levels of risk, including increased currency, information, liquidity, market, political and valuation risks. Deficiencies in regulatory oversight, market infrastructure, shareholder protections and company laws could expose the portfolio to operational and other risks as well. Some countries may have restrictions that could limit the portfolio's access to attractive opportunities. Additionally, emerging markets often face serious economic problems (such as high external debt, inflation and unemployment) that could subject the portfolio to increased volatility or substantial declines in value.
6.	Wanger International Fund of the Wanger Advisors Trust
The Wanger International Fund is subject to the following principal investment risks:
Investment Strategy Risk. The Advisor uses the principal investment strategies and other investment strategies to seek to achieve the Fund’s investment objective. There is no assurance that the Fund will achieve its investment objective. Investment decisions made by the Advisor in using these strategies may not produce the returns expected by the Advisor, may cause the Fund’s shares to lose value or may cause the Fund to underperform other funds with similar investment objectives.

Market Risk.  Market risk refers to the possibility that the market values of securities that the Fund holds will rise or fall, sometimes rapidly or unpredictably. Security values may fall because of factors affecting individual companies, industries or sectors, or the markets as a whole, reducing the value of an investment in the Fund. Accordingly, an investment in the Fund could lose money over short or even long periods. The market values of the securities the Fund holds also can be affected by changes or perceived changes in U.S. or foreign economies and financial markets, and the liquidity of these securities, among other factors. In general, equity securities tend to have greater price volatility than debt securities.
Smaller Company Securities Risk.  Securities of small- or mid-capitalization companies (“smaller companies”) can, in certain circumstances, have a higher potential for gains than securities of large-capitalization companies but may also have more risk. For example, smaller companies may be more vulnerable to market downturns and adverse business or economic events than larger, more established companies because they may have more limited financial resources and business operations. These companies are also more likely than larger companies to have more limited product lines and operating histories and to depend on smaller management teams. Their securities may trade less frequently and in smaller volumes and may be less liquid and fluctuate more sharply in value than securities of larger companies. In cases where the Fund takes significant positions in smaller companies with limited trading volumes, the liquidation of those positions, particularly in a distressed market, could be prolonged and result in investment losses. In addition, some smaller companies may not be widely followed by the investment community, which can lower the demand for their stocks.
Sector Risk.  At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in a broadly related group of industries within an economic sector. Companies in the same economic sector may be similarly affected by economic or market events, making the Fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly.
Foreign Securities Risk.  Foreign securities are subject to special risks as compared to securities of U.S. issuers. For example, foreign markets can be extremely volatile. Fluctuations in currency exchange rates may impact the value of foreign securities denominated in foreign currencies, or in U.S. dollars, without a change in the intrinsic value of those securities. Foreign securities may be less liquid than domestic securities so that the Fund may, at times, be unable to sell foreign securities at desirable times or prices. Brokerage commissions, custodial fees and other fees are also generally higher for foreign securities. The Fund may have limited or no legal recourse in the event of default with respect to certain foreign securities, including those issued by foreign governments. In addition, foreign governments may impose potentially confiscatory withholding or other taxes, which could reduce the amount of income and capital gains available to distribute to shareholders. Other risks include:  possible delays in the settlement of transactions or in the payment of income; generally less publicly available information about companies; the impact of political, social or diplomatic events; possible seizure, expropriation or nationalization of a company or its assets; possible imposition of currency exchange controls; and accounting, auditing and financial reporting standards that may be less comprehensive and stringent than those applicable to domestic companies.
Emerging Market Securities Risk.  Securities issued by foreign governments or companies in emerging market countries, like those in Eastern Europe, the Middle East, Asia, Latin America or Africa, are more likely to have greater exposure to the risks of investing in foreign securities. In addition, emerging market countries are more likely to experience instability resulting, for example, from rapid social, political and economic development. Their economies are usually less mature and their securities markets are typically less developed with more limited trading activity than more developed countries. Emerging market securities tend to be more volatile than securities in more developed markets. Many emerging market countries are heavily dependent on international trade, which makes them more sensitive to world commodity prices and economic downturns in other countries. Some emerging market countries have a higher risk of currency devaluations, and some of these countries may experience periods of high inflation or rapid changes in inflation rates.
G.	Fees and Expenses
The following charts compare the investment management fees and total operating expenses for the year ended December 31, 2009, expressed as an annual percentage of average daily net assets, of each Substituted Portfolio and corresponding Replacement Portfolio.
	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust Commodity Return Strategy Portfolio	Prudential Series Fund Natural Resources Portfolio (Class II)
Investment Management Fees	0.50%3	0.45%
Distribution and Service (12b-1) Fee	0.25%	0.25%
Administration Fees	None	0.15%
Other Expenses	0.45%	0.08%
Total Operating Expenses	1.20%	0.93%

3 Management fee of the Commodity Return Strategy Portfolio and the Credit Suisse Cayman Commodity Fund II, Ltd. (the “Subsidiary”).

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust U.S. Equity Flex I Portfolio	Wanger Advisors Trust Wanger USA Fund
Investment Management Fees	0.70%	0.86%4
Distribution and Service (12b-1) Fee	None	None
Dividends on Short Sales5	0.29%	None
Other Expenses	0.86%	0.12%
Total Operating Expenses	1.85%	0.98%

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust International Equity Flex III Portfolio	Wanger Advisors Trust Wanger International Fund
Investment Management Fees	1.00%	0.85%6
Distribution and Service (12b-1) Fee	None	None
Dividends on Short Sales7	0.10%	None
Other Expenses	0.75%	0.20%
Total Operating Expenses	1.85%	1.05%

H.	Performance and Asset Levels
1.           Performance
The following charts compare the average annual total returns of each Substituted Portfolio and each Replacement Portfolio for the one-year, five-year, and ten-year (or since inception) periods ended December 31, 2009.

4 The Advisor has contractually agreed to cap advisory fees for a two year period, effective April 30, 2010, at an annual rate equal to 0.85% of the Fund’s average daily net assets.

5 Dividends paid to lenders on borrowed securities.

6 The Advisor has contractually agreed to cap advisory fees for a two year period, effective April 30, 2010, at an annual rate equal to 0.83% of the Fund’s average daily net assets.

7 Dividends paid to lenders on borrowed securities.

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust Commodity Return Strategy Portfolio	Prudential Fund Series Natural Resources Portfolio
Average Annual Total Return for One Year	+19.48%	+76.41%
Average Annual Total Return for Five Years	N/A	N/A
Average Annual Total Return for Ten Years or Since Inception	-0.31% (Date of Inception: February 28, 2006)	+18.76% (Date of Inception: April 28, 2005)

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust U.S. Equity Flex I Portfolio	Wanger Advisors Trust Wanger USA Fund
Average Annual Total Return for One Year	+24.79%	+42.23%
Average Annual Total Return for Five Years	-3.79%	+1.65
Average Annual Total Return for Ten Years or Since Inception	-4.68% (Date of Inception: June 30, 1995)	+4.58% (Date of Inception: May 3, 1995)

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust International Equity Flex III Portfolio	Wanger Advisors Trust Wanger International Fund
Average Annual Total Return for One Year	+51.62%	+49.78%
Average Annual Total Return for Five Years	+8.50%	+9.58%
Average Annual Total Return for Ten Years or Since Inception	+3.91% (Date of Inception: December 31, 1997)	+4.14% (Date of Inception: May 3, 1995)

2.           Asset Levels
 The following charts compare the levels of net assets (rounded to the nearest thousand) of each Substituted Portfolio and corresponding Replacement Portfolio on December 31, 2009 and the prior four calendar years.

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust Commodity Return Strategy Portfolio	Prudential Fund Series Natural Resources Portfolio
On December 31, 2009	$108,211	$1,079,600
On December 31, 2008	$69,919	$677,400
On December 31, 2007	$56,624	$1,669,900
On December 31, 2006	$145,907	$1,193,000
On December 31, 2005	N/A	$1,016,300

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust U.S. Equity Flex I Portfolio	Wanger Advisors Trust Wanger USA Fund
On December 31, 2009	$163,116	$1,277,154
On December 31, 2008	$135,359	$952,249
On December 31, 2007	$286,855	$1,688,040
On December 31, 2006	$413,335	$1,608,340
On December 31, 2005	$557,377	$1,493,695

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust International Equity Flex III Portfolio	Wanger Advisors Trust Wanger International Fund
On December 31, 2009	$130,520	$1,442,428
On December 31, 2008	$53,245	$972,860
On December 31, 2007	$179,817	$1,693,374
On December 31, 2006	$242,319	$1,480,123
On December 31, 2005	$186,190	$973,257

III.	SECTION 26(c) RELIEF
A.	Description of the Proposed Substitution Transactions
1.	Summary of Substitutions
The Substitutions proposed herein are part of an overall business goal of TC LIFE to make the Contracts more attractive to Contract owners.  Pursuant to this goal, TC LIFE has

8 For the period February 28, 2006 (commencement of operations) through December 31, 2006.

engaged in a thorough review of the efficiencies and structures of all of the investment options it offers under the Contracts.  This review involved an evaluation of the investment objectives and strategies, asset sizes, expense ratios, investment performance, investment process, and investment teams responsible for the management of each investment option, with a view to past performance as well as future expectations.  Based on this evaluation, TC LIFE has determined that the Substituted Portfolios warrant replacement.  In particular, due to a recent change in the management of the Substituted Portfolios, TC LIFE believes there may be some question regarding the continuity of management, the application of a continuing investment process, and the dedication of resources to the Substituted Portfolios.
Accordingly, TC LIFE identified the Replacement Portfolios as viable substitution candidates for the Substituted Portfolios.  As to the specific criteria considered in selecting the Replacement Portfolios, TC LIFE reviewed all of the underlying fund options with the goal of ensuring that Contract owners would be provided with similar investment options under their Contracts following the Substitutions.  Based in particular on generally better performance records and lower total expenses of the Replacement Portfolios, TC LIFE believes that the adviser to each Replacement Portfolio is better positioned overall to provide consistent above-average performance for its Portfolio than is the adviser to the corresponding Substituted Portfolio.  Each Replacement Portfolio also is considerably larger than its corresponding Substituted Portfolio, thus offering better economies of scale with a larger asset base over which to spread the various portfolio costs ultimately passed on to Contract owners.  As such, TC LIFE believes that effecting the Substitutions will provide Contract owners with Replacement Portfolios that have comparable investment objectives to the Substituted Portfolios but are, overall, less expensive, better positioned to provide consistent above-average performance, and with greater expectations for growth.  Moreover, TC LIFE maintains that the investment objectives and policies of the Replacement Portfolios are sufficiently similar to those of the corresponding Substituted Portfolios that Contract owners will have reasonable continuity in investment expectations.
Accordingly, the Applicants seek the Commission’s approval under Section 26(c) to engage in the substitution transactions described below.  Pursuant to its authority under the respective Contracts and the prospectuses describing the same, and subject to the approval of the Commission under Section 26(c) of the 1940 Act, TC LIFE proposes to:

▪	Substitute shares of the Commodity Return Strategy Portfolio of the Credit Suisse Trust for Class II Shares of the Natural Resources Portfolio of The Prudential Series Fund;
▪	Substitute shares of the U.S. Equity Flex I Portfolio of the Credit Suisse Trust for shares of the Wanger USA Fund of the Wanger Advisors Trust; and
▪	Substitute shares of the International Equity Flex III Portfolio of the Credit Suisse Trust for shares of the Wanger International Fund of the Wanger Advisors Trust.
2.	Implementation
TC LIFE will effect the Substitutions as soon as practicable following the issuance of the requested order as follows.  As of the effective date of the Substitutions (the “Effective Date”), shares of the Substituted Portfolios will be redeemed for cash and that cash will be used to purchase shares of each corresponding Replacement Portfolio.  Redemption requests and purchase orders will be placed simultaneously so that contract values will remain fully invested at all times.  All redemptions of shares of the Substituted Portfolios and purchases of shares of the Replacement Portfolios will be effected in accordance with Section 22(c) of the 1940 Act and

Rule 22c-1 thereunder.  The Substitutions will take place at relative net asset value as of the Effective Date with no change in the amount of any Contract owner’s contract value or death benefit or in the dollar value of his or her investments in any of the subaccounts.
Contract values attributable to investments in the Substituted Portfolios will be transferred to the Replacement Portfolios without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.  Contract owners will not incur any additional fees or charges as a result of the Substitutions, nor will their rights or TC LIFE’s obligations under the Contracts be altered in any way, and the Substitutions will not change Contract owners’ insurance benefits under the Contracts. All expenses incurred in connection with the Substitutions, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by TC LIFE.  In addition, the Substitutions will not impose any tax liability on Contract owners.  The Substitutions will not cause the Contract fees and charges currently paid by existing Contract owners to be greater after the Substitutions than before the Substitutions.  TC LIFE will not exercise any right it may have under the Contracts to impose restrictions on transfers under the Contracts for the period beginning on the date the Application was filed with the Commission through at least thirty (30) days following the Effective Date.9
The Applicants represent that they will not receive, for three years from the date of the Substitutions, any direct or indirect benefits from the Replacement Portfolios, their advisors or underwriters (or their affiliates), in connection with assets attributable to Contracts affected by the Substitutions, at a higher rate than Applicants have received from the corresponding

9  One exception to this would be restrictions that TIAA-CREF may impose to prevent or restrict “market timing” activities by Contract owners or their agents.

Substituted Portfolios, their advisors or underwriters (or their affiliates), including without limitation Rule 12b-1 fees, shareholder service, administration, or other service fees, revenue sharing, or other arrangements in connection with such assets. Applicants represent that the Substitutions and the selection of the Replacement Portfolios were not motivated by any financial consideration paid or to be paid by the Replacement Portfolios, their advisors, underwriters, or their respective affiliates.
The procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitutions shall be equal to the cash value immediately before the Substitutions.
Existing Contract owners as of the date the application was filed, and new Contract owners who have purchased or who will purchase a Contract subsequent to that date but prior to the Effective Date, have been or will be notified of the proposed Substitutions by means of a prospectus or prospectus supplement for each of the Contracts (“Pre-Substitution Notice”).  The Pre-Substitution Notice:
▪	states that the Applicants filed the application to seek approval of the Substitutions;

▪	sets forth the anticipated Effective Date;

▪	explains that contract values attributable to investments in the Substituted Portfolios would be transferred to the Replacement Portfolios on the Effective Date; and

▪
states that, from the date the initial application was filed with the Commission through the date thirty (30) days after the Substitutions, Contract owners may make one transfer of contract value from each subaccount investing in a Substituted Portfolio (before the Substitutions) or a Replacement Portfolio (after the Substitutions) to one or more other subaccount(s) without a transfer charge and without that transfer counting against their contractual transfer limitations.

Further, all Contract owners will have received a copy of the most recent prospectus for the Replacement Portfolios prior to the Substitutions.
Finally, within five (5) days following the Substitutions, Contract owners affected by the Substitutions will be notified in writing that the Substitutions were carried out.  This notice will restate the information set forth in the Pre-Substitution Notice, and will also explain that the contract values attributable to investments in the Substituted Portfolios were transferred to the Replacement Portfolios without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.
B.	Legal Analysis in Support of Request for Order Pursuant to Section 26(c) of the 1940 Act
Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission.  Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.
Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.10  The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.  For the reasons described below, the Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.  In addition, the Applicants submit that the proposed Substitutions meet the standards that the Commission and its Staff have applied to substitutions that have been approved in the past.11
C.	Substituting the Replacement Portfolios for the Substituted Portfolios
The replacement of the Substituted Portfolios with the Replacement Portfolios is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the 1940 Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the 1940 Act.  The following sections compare the basic characteristics of the Replacement Portfolios and the Substituted Portfolios, demonstrating that the Substitutions will provide Contract owners with similar investment vehicles.

10  House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

11  See, e.g., Metlife Insurance Company of Connecticut, et. al., 1940 Act Rel. No. 29211 (April 20, 2010) (Order), File No. 812-13700; Integrity Life Insurance Company, et. al., 1940 Act Rel. No. 29204 (April 7, 2010) (Order), File No. 812-13690; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; Metlife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (April 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et. al., 1940 Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28521 (Nov. 25, 2008) (Order), File No. 812-13474; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28384 (Sept. 19, 2008) (Order), File No. 812-13451; The Penn Mutual Life Insurance Company, et al., 1940 Act Rel. No. 28342 (July 25, 2008) (Order), File No. 812-13401.

1.	Comparison of Investment Objectives and Principal Investment Strategies
The investment objectives and principal investment strategies of the Replacement Portfolios are substantially similar, and at times virtually identical, to those of the corresponding Substituted Portfolios.
a.	Proposed substitution of the Commodity Return Strategy Portfolio with Class II Shares of the Natural Resources Portfolio.
The Commodity Return Strategy Portfolio and the Natural Resources Portfolio share a substantially similar investment objective.  The Commodity Return Strategy Portfolio seeks total return, and the Natural Resources Portfolio seeks long-term growth of capital.  The Portfolios’ principal investment strategies are somewhat different; for example, the Commodity Return Strategy Portfolio is designed to achieve positive total return relative to the performance of the Dow Jones-UBS Commodity Index Total Return by investing in commodity-linked derivative instruments and fixed income securities, whereas the Natural Resources Portfolio normally invests at least 80% of its net assets in common stocks and convertible securities of natural resource companies and securities that are related to the market value of some natural resource.   The companies in which the Natural Resources Portfolio invests move directly with the underlying commodities that represent these firms’ primary businesses.  Given the close correlation of 90% over both the trailing three-year and five-year periods between natural resources (as measured by the S&P North American Natural Resources Index) and commodities (as measured by the Dow Jones Commodity Index), the Applicants believe that the Natural Resources Portfolio is a suitable replacement for the Commodity Return Strategy Portfolio.  While the holdings of companies in which the Natural Resources Portfolio invests, with their resultant capital structures, tax exposures, and idiosyncratic risks, do not provide a perfect correlation to a spot commodities index, neither does a portfolio comprised of structured notes tied to commodities futures, with the associated roll return complexities posed by backwardation or contango to spot prices.  Accordingly, the Applicants believe that the uncertainty posed by the change of control of management of the Commodity Return Strategy Portfolio and the close approximation of the Natural Resources Portfolio to the commodities sector exposure supports a determination that the Natural Resources Portfolio will provide Contract owners currently invested in the Commodity Return Strategy Portfolio an acceptable level of exposure to the commodities sector and is a reasonable substitution for the Commodity Return Strategy Portfolio.
b.	Proposed substitution of shares of the U.S. Equity Flex I Portfolio with shares of the Wanger USA Fund.
The U.S. Equity Flex I Portfolio and the Wanger USA Fund share a substantially similar investment objective.  The U.S. Equity Flex I Portfolio seeks total return, and the Wanger USA Fund seeks long-term growth of capital.  Similarly, both Portfolios share substantially similar investment strategies by normally investing at least 80% of their net assets in equity securities of U.S. companies.  Additionally, while the U.S. Equity Flex I Portfolio invests primarily in large companies (with the goal of outperforming the Russell 3000® Index, which is designed to measure the performance of the largest 3000 U.S. companies), and the Wanger USA Fund invests a majority of its net assets in small- and mid-sized companies with market capitalizations under $5 billion, both Portfolios may invest in large, medium, and small capitalization companies.

c.	Proposed substitution of shares of the International Flex III Portfolio with shares of the Wanger International Fund.
The International Equity Flex III Portfolio and the Wanger International Fund share a virtually identical investment objective.  The International Equity Flex III Portfolio seeks capital appreciation, and the Wanger International Fund seeks long-term capital appreciation.  Moreover, both Portfolios normally invest primarily in foreign equity securities (the International Equity Flex III Portfolio normally invests at least 80% of its net assets in such securities, and the Wanger International Fund typically invests at least 65% of its net assets in these types of securities).  While the International Equity Flex III Portfolio may invest in equity securities without regard to market capitalization (with the goal of outperforming the MSCI EAFE Index, which is designed to measure the performance of equities in developed markets outside North America), the Wanger International Fund invests a majority of its net assets in small- and mid-sized companies with market capitalizations under $5 billion.  However, the Wanger International Fund may also invest in large capitalization companies.
2.	Comparison of Principal Investment Risks
a.	Proposed substitution of shares of the Commodity Return Strategy Portfolio with Class II Shares of the Natural Resources Portfolio.
Although not always identical, the principal investment risks of the Natural Resources Portfolio are comparable to those of the Commodity Return Strategy Portfolio.  Both Portfolios use derivatives, exposing each Portfolio to a number of specific derivative-related risks such as the possibility that the counterparty to the transaction is unable to honor its financial obligation; using derivatives may also subject each Portfolio to other more general risks including commodity risk, correlation risk, liquidity risk, interest-rate risk, market risk, and credit risk.

Because both Portfolios may invest in foreign securities, they also are subject to increased risk relating to currency exchange rate fluctuations, price volatility, adverse political developments, etc.  Both Portfolios also are subject to market risk relating to increased and/or unpredictable fluctuations in the market value of the securities in which they invest, as well as to liquidity risk.  Finally, both the Natural Resources Portfolio and the Commodity Return Strategy Portfolio are non-diversified investment companies, and therefore may invest in fewer issuers and be more greatly affected by the performance of relatively few securities.
Further, the Applicants do not believe that overall the Natural Resources Portfolio is exposed to greater risk than the Commodity Return Strategy Portfolio, despite the fact that certain enumerated risks of the Natural Resources Portfolio are not explicitly detailed as principal investment risks in the prospectus for the Commodity Return Strategy Portfolio.  For example, the Applicants believe that the Commodity Return Strategy Portfolio, like the Natural Resources Portfolio, is subject to equity securities risk, expense risk, industry/sector risk, and valuation risk – all typical risks that are generally present for most portfolios.  Moreover, the Natural Resources Portfolio is not subject to the specific commodity, tax, and focus risks the Commodity Return Strategy Portfolio is exposed to as a result of the latter’s primary investment in commodities.  Lastly, because the Commodity Return Strategy Portfolio invests in the Credit Suisse Cayman Commodity Fund II, Ltd., the Portfolio also is indirectly exposed to the risks associated with that portfolio’s investments.
b.	Proposed substitution of shares of the U.S. Equity Flex I Portfolio with shares of the Wanger USA Fund.
The principal investment risks of the U.S. Equity Flex I Portfolio are comparable to those of the Wanger USA Fund.  As to be expected, both Portfolios are subject to the market risk that the market values of securities in which each Portfolio invests will fluctuate in a rapid and/or unpredictable manner.  Each Portfolio also may invest in smaller U.S. companies, and therefore may be subject to risks that are less present with investments larger company securities, such as smaller and less-experienced management, increased vulnerability to changes in the economic climate, and inadequate capital reserves.  Moreover, while not a specified risk in the prospectus for the U.S. Equity Flex I Portfolio, the Applicants believe that both Portfolios are subject to investment strategy risk (where the strategies employed by the Portfolio’s adviser do not achieve desired returns) and sector risk (where concentration in a particular industry may make the issuers of such securities, and therefore the Portfolio, more vulnerable to adverse events occurring within that industry).
c.	Proposed substitution of shares of the International Equity Flex III Portfolio with shares of the Wanger International Fund.
The principal investment risks of the International Equity Flex III Portfolio are quite comparable to those of the Wanger International Fund.  Both Portfolios invest primarily in foreign securities, and as such are subject to the risks associated with with such investment, including limited financial resources, less frequent trading of securities (and in smaller volumes), and more volatile price fluctuations.  Both Portfolios may also experience market risk to the extent that the value of the securities in which they invest rise or fall more rapidly than anticipated.  Finally, each Portfolio may invest in foreign securities of issuers in emerging market countries, subjecting it to greater exposure to rapid social, political and economic development that may affect such issuers.

Moreover, while not a specified risk in the prospectus for the International Equity Flex III Portfolio, the Applicants believe that, as with the proposed Substitution involving the U.S. Equity Flex I Portfolio and the Wanger USA Fund, both Portfolios are subject to investment strategy risk (where the strategies employed by the Portfolio’s adviser do not achieve desired returns) and sector risk (where concentration in a particular industry may make the issuers of such securities, and therefore the Portfolio, more vulnerable to adverse events occurring within that industry).
3.	Comparison of Fees and Expenses
a.	Proposed substitution of shares of the Commodity Return Strategy Portfolio with Class II Shares of the Natural Resources Portfolio.
The investment management fee of the Natural Resources Portfolio is lower than that of the Commodity Return Strategy Portfolio, and each Portfolio imposes a 12b-1 fee of 0.25%.  Moreover, total operating expenses of the Natural Resources Portfolio were lower than those of the Commodity Return Strategy Portfolio as of December 31, 2009.
b.	Proposed substitution of shares of the U.S. Equity Flex I Portfolio with shares of the Wanger USA Fund.
The investment management fee of the Wanger USA Fund is higher than that of the U.S. Equity Flex I Portfolio although, as previously noted, the Applicants represent that they will not receive, for three years from the date of the Substitution, any direct or indirect benefits from the Wanger USA Fund, its advisors or underwriters (or their affiliates), in connection with assets attributable to Contracts affected by that Substitution, at a higher rate than Applicants have received from the U.S. Equity Flex I Portfolio, its advisors or underwriters (or their affiliates).  Neither Portfolio imposes a 12b-1 fee, and total operating expenses of the Wanger USA Fund were lower than those of the U.S. Equity Flex I Portfolio as of December 31, 2009.

c.	Proposed substitution of shares of the International Equity Flex III Portfolio with shares of the Wanger International Fund.
The investment management fee of the Wanger International Fund is lower than that of the International Equity Flex III Portfolio, and neither Portfolio imposes a 12b-1 fee.  Moreover, total operating expenses of the Wanger International Fund were lower than those of the International Equity Flex III Portfolio as of December 31, 2009.
4.	Comparison of Performance and Asset Levels
a.	Proposed substitution of shares of the Commodity Return Strategy Portfolio with Class II Shares of the Natural Resources Portfolio.
The Natural Resources Portfolio outperformed the Commodity Return Strategy Portfolio for the one-year period ending December 31, 2009 and since inception.  In addition, the assets of the Natural Resources Portfolio have been consistently (and significantly) higher than those of the Commodity Return Strategy Portfolio as of December 31, 2009 and for each of the prior three calendar years.
b.	Proposed substitution of shares of the U.S. Equity Flex I Portfolio with shares of the Wanger USA Fund.
The Wanger USA Fund outperformed the U.S. Equity Flex I Portfolio for the one-, five-, and ten-year periods ending December 31, 2009.  In addition, the assets of the Wanger USA Fund have been consistently (and significantly) higher than those of the U.S. Equity Flex I Portfolio as of December 31, 2009 and for each of the prior four calendar years.
c.	Proposed substitution of shares of the International Equity Flex III Portfolio with shares of the Wanger International Fund.
Although the Wanger International Fund did not outperform the International Equity Flex III Portfolio for the one-year period ending December 31, 2009, it did outperform the

International Equity Flex III Portfolio for the five- and ten-year periods ending December 31, 2009.  In addition, the assets of the Wanger International Fund have been consistently (and significantly) higher than those of the International Equity Flex III Portfolio as of December 31, 2009 and for each of the prior four calendar years.
D.	Request for an Order Pursuant to Section 26(c)
The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions.  The Applicants submit that, for all the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy of the Contracts and provisions of the 1940 Act.
IV.	COMMUNICATIONS
Please address all communications concerning this Application and Notice and Order to:
Ken Reitz, Associate General Counsel
TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Boulevard
Charlotte, North Carolina  28262-8500

V.	CONDITIONS FOR APPROVAL OF SUBSTITUTION
For purposes of the approval sought pursuant to Section 26(c) of the 1940 Act, the Substitutions described in this Application will not be completed unless all of the following conditions are met.
1. The Commission shall have issued an order approving the Substitutions under Section 26(c) of the 1940 Act as necessary to carry out the transactions described in this Application.
2. Each Contract owner will have been sent (i) prior to the Effective Date, a copy of the effective prospectus for the Replacement Portfolios, (ii) prior to the Effective Date, a Pre-Substitution Notice describing the terms of the Substitutions and the rights of the Contract owners in connection with the Substitutions, and (iii) within five (5) days after the Substitutions occur, a notice informing Contract owners affected by the Substitutions that the Substitutions were carried out (this notice will restate the information set forth in the Pre-Substitution Notice, and also explain that the contract values attributable to investments in the Substituted Portfolios were transferred to the Replacement Portfolios without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge).
3. The Applicants have satisfied themselves that (i) the Contracts allow the substitution of the Portfolios in the manner contemplated by the Substitutions and related transactions described herein, (ii) the transactions can be consummated as described in this Application under applicable insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the transaction.
The Applicants acknowledge that reliance on exemptive relief, if granted, depends upon compliance with all of the representations and conditions set forth in this Application.
VI.	PROCEDURAL MATTERS
1. Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that written or oral communications regarding this Application should be directed to the individuals specified on the cover of this Application.
2. The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

3. All requirements of the charter documents of the Applicants have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of each Applicant is fully authorized to do so.
4. A Statement of Authorization and Verification required by Rule 0-2(d) under the 1940 Act with respect to the filing of this Application by the Applicants is attached hereto.
5. Pursuant to Rule 0-2(c), the Resolutions authorizing the officers of the Applicants to sign and file the Application are attached hereto as Exhibits A-1 through A-2.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, TIAA-CREF Life Insurance Company has caused this application to be duly signed on its behalf and on behalf of TIAA-CREF Life Separate Account VA-1 and TIAA-CREF Life Separate Account VLI-1 on the 7th day of July, 2010.

TIAA-CREF LIFE INSURANCE COMPANY

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1

By           /s/  Meredith Kornreich
Name:              Meredith Kornreich
Title:              General Counsel

STATEMENT OF AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and states that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 dated July 7, 2010 for and on behalf of TIAA-CREF Life Insurance Company (“TC LIFE”) and its TIAA-CREF Life Separate Account VLI-1 and TIAA-CREF Life Separate Account VA-1; that she is the General Counsel of TC LIFE; and that all action by stockholders, directors, and other bodies necessary to authorize the deponent to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TIAA-CREF LIFE INSURANCE COMPANY
By:	/s/ Meredith Kornreich
Meredith Kornreich General Counsel

Subscribed and sworn to before me, a notary public, this 7th day of July, 2010.

EXHIBIT INDEX

Exhibit	Description
A-1	TC Life board minutes and resolution establishing Separate Account VLI-1 dated May 23, 2001
A-2	TC Life board minutes and resolution establishing Separate Account VA-1 dated July 22, 1998

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